K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

July 16, 2018
Mr. David Manion
Securities and Exchange Commission
  Division of Investment Management
  Disclosure Review & Accounting Office
100 F Street N.E.
Washington, D.C. 20549

Re:	Evanston Alternative Opportunities Fund
File Numbers 333-219360; 811-22904

Dear Mr. Manion:

On behalf of Evanston Alternative Opportunities Fund (the “Fund”), we submit this letter in response to comments received by telephone on June 25, 2018 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to the Fund’s post-effective amendment to the Fund’s registration statement on Form N-2 filed on June 7, 2018 (the “Registration Statement”).  Any terms not defined herein have the meanings ascribed to them in the Registration Statement.  Set forth below are the staff’s comments and the Fund’s responses.
Comment 1:  Please confirm that the auditor’s consent will be filed by amendment.
Response:  Supplementally, the Fund so confirms.
Comment 2:  Please confirm that current fees and expenses have been used in the preparation of the Fees and Expenses Table.
Response:  The Fund confirms that the fees and expenses shown on the Fees and Expenses Table are calculated based on actual March 31, 2018 numbers; provided that, as noted in the footnotes to the table, Acquired Fund (Portfolio Funds) Fees and Expenses are calculated based on the Portfolio Funds in which the Fund invested during the period ended March 31, 2018.  The Fund confirms that the Management Fee and Distribution and Service Fee rates have not changed since March 31, 2018.
Comment 3:  Please disclose the reason for the discrepancy in gross expense ratios (after excluding Acquired Fund Fees and Expenses) in the Fees and Expenses Table and the “Ratio of expenses to average net assets before expense waiver and reimbursement” in the March 31 audited financials.
Response:  Supplementally, the Fund notes that the discrepancy relates to the prospectus numbers being calculated by dividing the Fund’s annual operating expenses by the Fund’s net asset value as of March 31, 2018, whereas the numbers in the audited financials are calculated based on the average net asset value of the fiscal year.

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We believe that this submission fully responds to your comments. Please feel free at any time to call me at 617-951-9209 or Clair E. Pagnano at 617-261-3246.
Sincerely, /s/ Pablo J. Man

cc:	Scott Zimmerman Melanie Lorenzo Evanston Capital Management, LLC Michael S. Caccese Clair E. Pagnano K&L Gates LLP

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